Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the financial condition and results of operations of Star Bulk Carriers Corp. (“Star Bulk”) for the three-month periods ended March 31, 2021 and 2022. Unless otherwise specified herein, references to the “Company,” “we,” “us” or “our” shall include Star Bulk and its subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere herein. For additional information relating to our management’s discussion and analysis of financial conditions and results of operations, please see our Annual Report on Form 20‑F for the year ended December 31, 2021, which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 15, 2022  (the “2021 Annual Report”). Unless otherwise defined herein, capitalized words and expressions used herein shall have the same meanings ascribed to them in the 2021 Annual Report. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements.
Overview
We are a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Our vessels transport major bulks, which include iron ore, coal and grain, and minor bulks which include bauxite, fertilizers and steel products. We were incorporated in the Marshall Islands on December 13, 2006 and, on December 3, 2007, we commenced operations when we took delivery of our first vessel. We maintain offices in Athens, New York, Limassol, Singapore and Germany. Our common shares trade on the Nasdaq Global Select Market under the symbol “SBLK.”
Our Fleet
As of May 24, 2022, our owned fleet consisted of 128 operating vessels with an aggregate carrying capacity of approximately 14.1 million dwt, consisting of Newcastlemax, Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax vessels. We believe our Company is the largest US-listed dry bulk operator in terms of number of vessels and deadweight tonnage.
The following tables present summary information relating to our fleet as of May 24, 2022:

Operating Fleet:

				Date
	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
1	Pearl Shiptrade LLC	Gargantua (1)	209,529	April 2, 2015	2015
2	Star Ennea LLC	Star Gina 2GR	209,475	February 26, 2016	2016
3	Coral Cape Shipping LLC	Maharaj (1)	209,472	July 15, 2015	2015
4	Sea Diamond Shipping LLC	Goliath (1)	207,999	July 15, 2015	2015
5	Star Castle II LLC	Star Leo	207,939	May 14, 2018	2018
6	ABY Eleven Ltd	Star Laetitia	207,896	August 3, 2018	2017
7	Domus Shipping LLC	Star Ariadne	207,774	March 28, 2017	2017
8	Star Breezer LLC	Star Virgo	207,774	March 1, 2017	2017
9	Star Seeker LLC	Star Libra (1)	207,727	June 6, 2016	2016
10	ABY Nine Ltd	Star Sienna	207,721	August 3, 2018	2017
11	Clearwater Shipping LLC	Star Marisa	207,671	March 11 2016	2016
12	ABY Ten Ltd	Star Karlie	207,566	August 3, 2018	2016
13	Star Castle I LLC	Star Eleni	207,517	January 3, 2018	2018
14	Festive Shipping LLC	Star Magnanimus	207,490	March 26, 2018	2018
15	New Era II Shipping LLC	Debbie H	206,823	May 28, 2019	2019
16	New Era III Shipping LLC	Star Ayesha	206,814	July 15, 2019	2019
17	New Era I Shipping LLC	Katie K	206,803	April 16, 2019	2019
18	Cape Ocean Maritime LLC	Leviathan	182,466	September 19, 2014	2014
19	Cape Horizon Shipping LLC	Peloreus	182,451	July 22, 2014	2014
20	Star Nor I LLC	Star Claudine	181,258	July 6, 2018	2011
21	Star Nor II LLC	Star Ophelia	180,716	July 6, 2018	2010
22	Sandra Shipco LLC	Star Pauline	180,233	December 29, 2014	2008
23	Christine Shipco LLC	Star Martha	180,231	October 31, 2014	2010
24	Pacific Cape Shipping LLC	Pantagruel	180,140	July 11, 2014	2004
25	Star Borealis LLC	Star Borealis	179,601	September 9, 2011	2011
26	Star Polaris LLC	Star Polaris	179,648	November 14, 2011	2011
27	Star Nor III LLC	Star Lyra	179,147	July 6, 2018	2009
28	Star Regg VI LLC	Star Bueno	178,978	January 26, 2021	2010
29	Star Regg V LLC	Star Borneo	178,978	January 26, 2021	2010
30	Star Regg IV LLC	Star Marilena	178,977	January 26, 2021	2010
31	Star Regg I LLC	Star Marianne	178,841	January 14, 2019	2010
32	Star Regg II LLC	Star Janni	177,939	January 7, 2019	2010
33	Star Trident V LLC	Star Angie	177,931	October 29, 2014	2007
34	Sky Cape Shipping LLC	Big Fish	177,620	July 11, 2014	2004
35	Global Cape Shipping LLC	Kymopolia	176,948	July 11, 2014	2006
36	Star Trident XXV Ltd.	Star Triumph	176,274	December 8, 2017	2004
37	ABY Fourteen Ltd	Star Scarlett	175,800	August 3, 2018	2014
38	ABY Fifteen Ltd	Star Audrey	175,125	August 3, 2018	2011
39	Sea Cape Shipping LLC	Big Bang	174,109	July 11, 2014	2007
40	ABY I LLC	Star Paola	115,259	August 3, 2018	2011

				Date
	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
41	ABM One Ltd	Star Eva	106,659	August 3, 2018	2012
42	Star Vega LLC	Star Vega (1)	98,648	February 13, 2014	2011
43	Star Sirius LLC	Star Sirius (1)	98,648	March 7, 2014	2011
44	Majestic Shipping LLC	Madredeus	98,648	July 11, 2014	2011
45	Nautical Shipping LLC	Amami	98,648	July 11, 2014	2011
46	ABY II LLC	Star Aphrodite	92,006	August 3, 2018	2011
47	Augustea Bulk Carrier Ltd	Star Piera	91,952	August 3, 2018	2010
48	Augustea Bulk Carrier Ltd	Star Despoina	91,945	August 3, 2018	2010
49	Star Trident I LLC	Star Kamila	87,001	September 3, 2014	2005
50	Star Nor IV LLC	Star Electra	83,494	July 6, 2018	2011
51	Star Alta I LLC	Star Angelina	82,953	December 5, 2014	2006
52	Star Alta II LLC	Star Gwyneth	82,703	December 5, 2014	2006
53	Star Nor VI LLC	Star Luna	82,687	July 6, 2018	2008
54	Star Nor V LLC	Star Bianca	82,672	July 6, 2018	2008
55	Star Trident XIX LLC	Star Maria	82,578	November 5, 2014	2007
56	Grain Shipping LLC	Pendulum	82,578	July 11, 2014	2006
57	Star Trident XII LLC	Star Markella	82,574	September 29, 2014	2007
58	ABY Seven Ltd	Star Jeanette	82,567	August 3, 2018	2014
59	Star Trident IX LLC	Star Danai	82,554	October 21, 2014	2006
60	Star Sun I LLC	Star Elizabeth	82,430	May 25, 2021	2021
61	Star Sun II LLC	Star Pavlina	82,361	June 16, 2021	2021
62	Star Trident XI LLC	Star Georgia	82,281	October 14, 2014	2006
63	Star Trident VIII LLC	Star Sophia	82,252	October 31, 2014	2007
64	Star Trident XVI LLC	Star Mariella	82,249	September 19, 2014	2006
65	Star Trident XIV LLC	Star Moira	82,220	November 19, 2014	2006
66	Star Trident X LLC	Star Renee	82,204	December 18, 2014	2006
67	Star Trident XV LLC	Star Jennifer	82,192	April 15, 2015	2006
68	Star Trident XIII LLC	Star Laura	82,192	December 8, 2014	2006
69	Star Nor VIII LLC	Star Mona	82,188	July 6, 2018	2012
70	Star Trident II LLC	Star Nasia	82,183	August 29, 2014	2006
71	Star Nor VII LLC	Star Astrid	82,158	July 6, 2018	2012
72	Star Trident XVII LLC	Star Helena	82,150	December 29, 2014	2006
73	Star Trident XVIII LLC	Star Nina	82,145	January 5, 2015	2006
74	Waterfront Two Ltd	Star Alessia	81,944	August 3, 2018	2017
75	Star Nor IX LLC	Star Calypso	81,918	July 6, 2018	2014
76	Star Elpis LLC	Star Suzanna	81,644	May 15, 2017	2013
77	Star Gaia LLC	Star Charis	81,643	March 22, 2017	2013
78	Mineral Shipping LLC	Mercurial Virgo	81,502	July 11, 2014	2013
79	Star Nor X LLC	Stardust	81,502	July 6, 2018	2011
80	Star Nor XI LLC	Star Sky	81,466	July 6, 2018	2010
81	Star Zeus VI LLC	Star Lambada (1)	81,272	March 16, 2021	2016
82	Star Zeus I LLC	Star Capoeira (1)	81,253	March 16, 2021	2015
83	Star Zeus II LLC	Star Carioca (1)	81,199	March 16, 2021	2015
84	Star Zeus VII LLC	Star Macarena (1)	81,198	March 6, 2021	2016
85	ABY III LLC	Star Lydia	81,187	August 3, 2018	2013
86	ABY IV LLC	Star Nicole	81,120	August 3, 2018	2013
87	ABY Three Ltd	Star Virginia	81,061	August 3, 2018	2015
88	Star Nor XII LLC	Star Genesis	80,705	July 6, 2018	2010
89	Star Nor XIII LLC	Star Flame	80,448	July 6, 2018	2011

				Date
	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
90	Star Trident III LLC	Star Iris	76,390	September 8, 2014	2004
91	Star Trident XX LLC	Star Emily	76,339	September 16, 2014	2004
92	Orion Maritime LLC	Idee Fixe (1)	63,437	March 25, 2015	2015
93	Primavera Shipping LLC	Roberta (1)	63,404	March 31, 2015	2015
94	Success Maritime LLC	Laura (1)	63,377	April 7, 2015	2015
95	Star Zeus III LLC	Star Athena (1)	63,371	May 19, 2021	2015
96	Ultra Shipping LLC	Kaley (1)	63,261	June 26, 2015	2015
97	Blooming Navigation LLC	Kennadi (1)	63,240	January 8, 2016	2016
98	Jasmine Shipping LLC	Mackenzie (1)	63,204	March 2, 2016	2016
99	Star Lida I Shipping LLC	Star Apus (1)	63,123	July 16, 2019	2014
100	Star Zeus V LLC	Star Bovarius (1)	61,571	March 16, 2021	2015
101	Star Zeus IV LLC	Star Subaru (1)	61,521	March 16, 2021	2015
102	Star Nor XV LLC	Star Wave	61,491	July 6, 2018	2017
103	Star Challenger I LLC	Star Challenger (1)	61,462	December 12, 2013	2012
104	Star Challenger II LLC	Star Fighter (1)	61,455	December 30, 2013	2013
105	Aurelia Shipping LLC	Honey Badger (1)	61,324	February 27, 2015	2015
106	Star Axe II LLC	Star Lutas (1)	61,323	January 6, 2016	2016
107	Rainbow Maritime LLC	Wolverine (1)	61,268	February 27, 2015	2015
108	Star Axe I LLC	Star Antares (1)	61,234	October 9, 2015	2015
109	ABY Five Ltd	Star Monica	60,935	August 3, 2018	2015
110	Star Asia I LLC	Star Aquarius	60,873	July 22, 2015	2015
111	Star Asia II LLC	Star Pisces (1)	60,873	August 7, 2015	2015
112	Star Nor XIV LLC	Star Glory	58,680	July 6, 2018	2012
113	Star Lida XI Shipping LLC	Star Pyxis (1)	56,615	August 19, 2019	2013
114	Star Lida VIII Shipping LLC	Star Hydrus (1)	56,604	August 8, 2019	2013
115	Star Lida IX Shipping LLC	Star Cleo (1)	56,582	July 15, 2019	2013
116	Star Trident VII LLC	Diva (1)	56,582	July 24, 2017	2011
117	Star Lida VI Shipping LLC	Star Centaurus	56,559	September 18, 2019	2012
118	Star Lida VII Shipping LLC	Star Hercules	56,545	July 16, 2019	2012
119	Star Lida X Shipping LLC	Star Pegasus (1)	56,540	July 15, 2019	2013
120	Star Lida III Shipping LLC	Star Cepheus (1)	56,539	July 16, 2019	2012
121	Star Lida IV Shipping LLC	Star Columba (1)	56,530	July 23, 2019	2012
122	Star Lida V Shipping LLC	Star Dorado (1)	56,507	July 16, 2019	2013
123	Star Lida II Shipping LLC	Star Aquila	56,506	July 15, 2019	2012
124	Star Regg III LLC	Star Bright	55,783	October 10, 2018	2010
125	Glory Supra Shipping LLC	Strange Attractor	55,715	July 11, 2014	2006
126	Star Omicron LLC	Star Omicron	53,444	April 17, 2008	2005
127	Star Zeta LLC	Star Zeta	52,994	January 2, 2008	2003
128	Star Theta LLC	Star Theta	52,425	December 6, 2007	2003
		Total dwt	14,072,068

________________
(1)	Subject to a sale and leaseback financing transaction as further described in Note 6 to our consolidated financial statements included in the 2021 Annual report.

Liquidity and Capital Resources

Our principal sources of funds have been cash flow from operations, equity offerings, borrowings under secured credit facilities, debt securities or bareboat lease financings and proceeds from vessel sales. Our principal uses of funds have been capital expenditures to establish, grow our fleet, maintain the quality of our dry bulk carriers and comply with international shipping standards, environmental laws and regulations, fund working capital requirements, make principal and interest payments on outstanding indebtedness and make dividend payments when approved by the Board of Directors.
Our short-term liquidity requirements include paying operating costs, funding working capital requirements and the short-term equity portion of the cost of vessel acquisitions and vessel upgrades, interest and principal payments on outstanding indebtedness and maintaining cash reserves to strengthen our position against adverse fluctuations in operating cash flows. Our primary source of short-term liquidity is cash generated from operating activities, available cash balances and portions of new debt and refinancings, as well as equity financings.
Our medium- and long-term liquidity requirements are funding the equity portion of any newbuilding vessel installments and secondhand vessel acquisitions, funding required payments under our vessel financing and other financing agreements and paying cash dividends when declared. Sources of funding for our medium- and long-term liquidity requirements include cash flows from operations, new debt and refinancings, or bareboat lease financings, sale and lease back arrangements, equity issuances and vessel sales. Please also refer to Note 14 to our unaudited interim condensed consolidated financial statements, included elsewhere herein, for developments that took place after March 31, 2022.
As of May 24, 2022, we had total cash of $445.6 million and $1,389.3 million of outstanding borrowings (including bareboat lease financing), after also repaying the outstanding amounts of $83.6 million under the lease agreements of the Eneti Acquisition Vessels and as further described in Note 14 to our unaudited interim condensed consolidated financial statements March 31, 2022, included elsewhere herein. In addition, following a number of interest rates swaps that we have entered into, we have converted a total of $810.5 million of such debt from floating to an average fixed rate of 45 bps with average maturity of 1.9 years.
Our debt agreements contain financial covenants and undertakings requiring us to maintain various ratios. A summary of these terms are included in Note 7 of the Company’s consolidated financial statements for the year ended December 31, 2021, included in the 2021 Annual Report.
We believe that our current cash balance, our operating cash flows to be generated over the short-term period and the amount of $100.0 million for which we have already received credit committee approval from a major European Bank as further described in Note 14 to our unaudited interim condensed consolidated financial statements March 31, 2022, included elsewhere herein, will be sufficient to meet our liquidity needs for the foreseeable future (and at least through the end of the second quarter of 2023), including funding the operations of our fleet, capital expenditure requirements including commitments for the installation of ballast water treatment systems (“BWTS”)  and Energy Saving Devices (“ESD”) as further described in Note 11 to our unaudited interim condensed consolidated financial statements March 31, 2022, included elsewhere herein and any other present financial requirements. In addition, under the two At-the-Market offering programs we may sell and issue shares, having an aggregate remaining capacity of $130.2 million. We may seek additional indebtedness to finance future vessel acquisitions in order to maintain our cash position or to refinance our existing debt on more favorable terms. Our practice has been to fund the cash portion of the acquisition of dry bulk carriers using a combination of funds from operations and bank debt or lease financing secured by mortgages or title of ownership on our dry bulk carriers held by the relevant lenders, respectively. However we may also use the proceeds from potential equity or debt offerings to finance future vessel acquisitions. Our business is capital-intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer dry bulk carriers and the selective sale of older dry bulk carriers. These acquisitions will be principally subject to management’s expectation of future market conditions as well as our ability to acquire dry bulk carriers on favorable terms. However our ability to obtain bank or lease financing, to refinance our existing debt or to access the capital markets for offerings in the future, may be limited by our financial condition at the time of any such financing or offering, including the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial and equity markets and contingencies and uncertainties, that are beyond our control.

On March 11, 2020, the World Health Organization declared the 2019 Novel Coronavirus (“COVID -19”) outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where we conduct a large part of our operations, implemented measures to combat the outbreak, such as quarantines and travel restrictions, which resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets.
The recent reopening of the global economy and consequent increased demand across all key dry bulk commodities has positively affected our revenues. On the other hand, as a result of COVID-19 restrictions imposed since 2020, additional crew expenses were incurred.
There continues to be a high level of uncertainty relating to how the pandemic will evolve, including as a result of new COVID-19 variants, the availability of vaccines and their global deployment, the development of effective treatments, the imposition of effective public safety and other protective measures and the public's and government's responses to such measures. An increase in the severity or duration or a resurgence of the COVID-19 pandemic could have a material adverse effect on our business, results of operations, cash flows, financial condition, the carrying value of our assets, the fair values of our vessels, and our ability to pay dividends.
In addition, the geopolitical situation in Eastern Europe intensified in late February 2022, with the commencement of Russia’s military action against Ukraine. Political events and sanctions are continually changing and differ across the globe. Our vessels Star Pavlina, Star Helena and Star Laura are currently berthed in three different ports of Ukraine, safely manned with Ukrainian crew. All three vessels, under charterers’ instructions, had arrived to load various grain cargos, well ahead of the commencement of the war activities, but at the time of the invasion, the loading operations were suspended by the port authorities. We had been intensively exploring options with the charterers to navigate the vessels safely out of the ports but unfortunately the ports were shut down and safe passages were impossible. An estimate of any potential impact cannot be made at this point of time. However, we do not expect such impact, if any, to be material, because in addition to standard industry vessel risk insurance, war risk insurance is in place for all three vessels and the applicable war risk insurers have confirmed that they hold the vessels covered at their current position in Ukraine, which includes Hull and Machinery and Increased Value insurance, Detention and Diversion Cover and War loss of Hire for 180 days. Furthermore, and to the extent that a court or tribunal has not declared the frustration of the charterparties for the above three vessels, as frustration is by operation of law, we believe that the vessels remain on hire and hire continues payable under the charterparty clauses. The situation continues to be closely monitored by management to ensure that the interests of all our stakeholders are safeguarded.
Dividend Policy
In November 2019, our Board of Directors established a dividend policy, which was updated in May 2021, pursuant to which our Board of Directors intends to declare a dividend in each of February, May, August and November in an amount equal to (a) our Total Cash Balance minus (b) the product of (i) the Minimum Cash Balance per Vessel and (ii) the Number of Vessels.
“Total Cash Balance” means (a) the aggregate amount of cash on our balance sheet as of the last day of the quarter preceding the relevant dividend declaration date minus (b) any proceeds received by us, from vessel sales, or additional proceeds from vessel refinancing arrangements, or securities offerings in the last 12 months that have been earmarked for share repurchases, debt prepayment, vessel acquisitions and general corporate purposes.
“Minimum Cash Balance per Vessel” means $2.10 million for December 31, 2021 and thereafter.
“Number of Vessels” means the total number of vessels owned by us, or that are subject to sale and leaseback transactions and finance leases, as of the last day of the quarter preceding the relevant dividend declaration date.
As of March 31, 2022, we owned 128 vessels and our Total Cash Balance was $444.4 million.  Taking into account the Minimum Cash Balance per Vessel of $2.10 million and deducting also the net proceeds of $4.3 million for the shares issued and sold under our effective at-the-market programs during the quarter, on May 24, 2022, pursuant to our dividend policy, our Board of Directors declared a quarterly cash dividend of $1.65 per share, payable on or about June 16, 2022 to all shareholders of record as of June 3, 2022. The ex-dividend date is expected to be June 2, 2022.

Since Star Bulk is a holding company with no material assets other than the shares of its subsidiaries through which it conducts its operations, Star Bulk’s ability to pay dividends will depend on its subsidiaries distributing their earnings and cash flow to it. Any future dividends declared will be at the discretion and remain subject to approval of our Board of Directors each quarter after its review of our financial condition and other factors, including but not limited to our earnings, the prevailing charter market conditions, capital requirements, limitations under our debt agreements and applicable provisions of Marshall Islands law, which generally prohibits the payment of dividends other than from operating surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividend. Star Bulk’s dividend policy and declaration and payment of dividends may be changed at any time and are subject to legally available funds and our Board of Directors’ determination that each declaration and payment is at the time in the best interests of Star Bulk and its shareholders after its review of our financial performance.
There can be no assurance that our Board of Directors will declare or pay any dividend in the future.
Other Recent Developments
Please refer to Note 14 to our unaudited interim condensed consolidated financial statements, included elsewhere herein, for developments that took place after March 31, 2022.
Operating Results
Factors Affecting Our Results of Operations
We deploy our vessels on a mix of short to medium time charters or voyage charters, contracts of affreightment or in dry bulk carrier pools, according to our assessment of market conditions. We adjust the mix of these charters to take advantage of the relatively stable cash flow and high utilization rates associated with medium to long-term time charters, or to profit from attractive spot charter rates during periods of strong charter market conditions, or to maintain employment flexibility that the spot market offers during periods of weak charter market conditions. The following table reflects certain operating data of our fleet, including our ownership days and TCE rates, which we believe are important measures for analyzing trends in our results of operations, for the periods indicated:

	Three-month period ended March 31,
(TCE rates expressed in U.S. Dollars)	2021	2022
Average number of vessels (1)	119.3	128.0
Number of vessels (2)	125	128
Average age of operational fleet (in years) (3)	9.3	10.1
Ownership days (4)	10,737	11,520
Available days (5)	10,115	11,126
Charter-in days (6)	175	199
Time Charter Equivalent Rate (TCE rate) (7)	$15,462	$27,405
____________________
(1)
Average number of vessels is the number of vessels that constituted our owned fleet for the relevant period, as measured by the sum of the number of days each operating vessel was a part of our owned fleet during the period divided by the number of calendar days in that period.

(2)	As of the last day of the periods reported.
(3)	Average age of our operational fleet is calculated as of the end of each period.
(4)	Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period, including vessels subject to sale and leaseback transactions and finance leases.

(5)
Available days for the fleet are the Ownership days after subtracting off-hire days for major repairs, dry docking or special or intermediate surveys and for vessels’ improvements and upgrades. The available days for the first three months of 2022 and 2021 were also decreased by off-hire days relating to disruptions in connection with crew changes as a result of COVID-19. Available Days as presented above may not necessarily be comparable to Available Days of other companies due to differences in methods of calculation.

(6)	Charter-in days are the total days that we charter-in vessels not owned by us.
(7)
Time charter equivalent rate represents the weighted average daily TCE rates of our operating fleet (including owned fleet and fleet under charter-in arrangements). TCE rate is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE rate is determined by dividing (a) TCE Revenues, which consists of: voyage revenues (net of voyage expenses, charter-in hire expense, amortization of fair value of above/below market acquired time charter agreements, as well as adjusted for the impact of realized gain/(loss) on forward freight agreements (“FFAs”) and bunker swaps) by (b) Available days for the relevant time period. Available days do not include the Charter-in days as per the relevant definitions provided above. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. In the calculation of TCE Revenues, we also include the realized gain/(loss) on FFAs and bunker swaps as we believe that this method better reflects the chartering result of our fleet and is more comparable to the method used by our peers. TCE Revenues and TCE rate, which are non-GAAP measures, provide additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because they assist our management in making decisions regarding the deployment and use of our vessels and because we believe that they provide useful information to investors regarding our financial performance. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., voyage charters, time charters, bareboat charters and pool arrangements) under which its vessels may be employed between the periods. TCE Revenues and TCE rate, as presented above, may not necessarily be comparable to those of other companies due to differences in methods of calculation.

The following table reflects the calculation of our TCE rates as discussed in footnote (7) above. The table presents reconciliation of TCE Revenues to voyage revenues as reflected in the unaudited interim condensed consolidated income statements.

	Three-month period ended March 31,
(In thousands of U.S. Dollars, except as otherwise stated)	2021	2022
Voyage revenues	$200,467	$360,883
Less:
Voyage expenses	(40,052)	(53,404)
Charter-in hire expenses	(2,943)	(4,012)
Realized gain/(loss) on FFAs/bunker swaps	(891)	1,437
Amortization of fair value of below/above market acquired time charter agreements, net	(187)	-
Time charter equivalent revenues	$156,394	$304,904
Available days	10,115	11,126
Daily time charter equivalent rate ("TCE")	$15,462	$27,405

Voyage Revenues

Voyage revenues are driven primarily by the number of vessels in our operating fleet, the duration of our charters, the number of charter-in days, the amount of daily charter hire or freight rates that our vessels earn under time and voyage charters, respectively, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the number of vessels chartered-in, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the seaborne transportation market.
Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable, but may enable us to capture increased profit margins during periods of improvements in charter rates, although we would be exposed to the risk of declining vessel rates, which may have a materially adverse impact on our financial performance. If we employ vessels on period time charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.
Voyage Expenses
Voyage expenses may include port and canal charges, agency fees, fuel (bunker) expenses and brokerage commissions payable to related and third parties. Voyage expenses are incurred for our owned and chartered-in vessels during voyage charters or when the vessel is unemployed. Bunker expenses, port and canal charges primarily increase in periods during which vessels are employed on voyage charters because these expenses are paid by the owners. Our voyage expenses primarily consist of bunkers cost, port expenses and commissions paid in connection with the chartering of our vessels.

Charter-in hire expenses

Charter-in hire expenses represent hire expenses for chartering-in third and related party vessels, either under time charters or voyage charters.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes, regulatory fees, vessel scrubbers and maintenance expenses of vessel scrubbers and BWTS, lubricants and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including for instance, developments relating to market prices for crew wages, lubricants and insurance, may also cause these expenses to increase.
Dry Docking Expenses
Dry docking expenses relate to regularly scheduled intermediate survey or special survey dry docking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Dry docking expenses can vary according to the age of the vessel and its condition, the location where the dry docking takes place, shipyard availability and the number of days the vessel is under dry dock. We utilize the direct expense method, under which we expense all dry docking costs as incurred.

Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives, which is determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is calculated based on a vessel’s cost less the estimated residual value.

General and Administrative Expenses

We incur general and administrative expenses, including our onshore personnel related expenses, directors’ and executives’ compensation, share based compensation, legal, consulting, audit and accounting expenses.

Management Fees

Management fees include fees paid to third parties as well as related parties providing certain procurement services to our fleet.

(Gain) / Loss on Forward Freight Agreements and Bunker Swaps, net

When deemed appropriate from a risk management perspective, we take positions in freight derivatives, including freight forward agreements (the “FFAs”) and freight options, with an objective to utilize those instruments as economic hedges that are highly effective in reducing the risk on specific vessels trading in the spot market and to take advantage of short term fluctuations in the market prices. Upon the settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the FFA is required to pay the buyer the settlement sum, being an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period covered by the FFA. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. Our FFAs are settled on a daily basis mainly through reputable exchanges such as London Clearing House (LCH) or Singapore Exchange (SGX) so as to limit our exposure in over-the-counter transactions. Customary requirements for trading in FFAs include the maintenance of initial and variation margins based on expected volatility, open position and mark to market of the contracts. The fair value of the FFAs or freight options is treated as asset or liability until they are settled. Any such settlements by us or settlements to us under FFAs or freight options, if any, are recorded under (Gain)/Loss on forward freight agreements and bunker swaps, net.
Also, when deemed appropriate from a risk management perspective, we enter into bunker swap contracts to manage our exposure to fluctuations of bunker prices associated with the consumption of bunkers by our vessels. Bunker swaps are agreements between two parties to exchange cash flows at a fixed price on bunkers, where volume, time period and price are agreed in advance. Our bunker swaps are settled through reputable clearing houses. Bunker price differentials paid or received under the swap agreements are recognized under (Gain)/Loss on forward freight agreements and bunker swaps, net.
The fair value of freight derivatives and bunker swaps is determined through Level 1 inputs of the fair value hierarchy (quoted prices from the applicable exchanges such as the London Clearing House (LCH) or the Singapore Exchange (SGX)). Our FFAs and bunker swaps do not qualify for hedge accounting and therefore unrealized gains or losses are recognized under (Gain)/Loss on forward freight agreements and bunker swaps, net.

Interest and Finance Costs

We incur interest expense and financing costs in connection with our outstanding indebtedness under our existing loan facilities (including sale and leaseback financing transactions). We also incur financing costs in connection with establishing those facilities, which are presented as a direct deduction from the carrying amount of the relevant debt liability and amortize them to interest and financing costs over the term of the underlying obligation using the effective interest method.

Interest Income

We earn interest income on our cash deposits with our lenders and other financial institutions.

Gain / (Loss) on interest rate swaps, net

We enter into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to our variable interest loans and credit facilities. Interest rate swaps are recorded in the balance sheet as either assets or liabilities, measured at their fair value (Level 2), with changes in such fair value recognized in earnings under (gain)/loss on interest rate swaps, net, unless specific hedge accounting criteria are met. When interest rate swaps are designated and qualify as cash flow hedges, the effective portion of the unrealized gains/losses from those swaps is recorded in Other Comprehensive Income / (Loss) while any ineffective portion is recorded as Gain/(loss) on interest rate swaps, net.

Results of Operations

The three-month period ended March 31, 2022 compared to the three-month period ended March 31, 2021

Voyage revenues net of Voyage expenses: Voyage revenues for the three months ended March 31, 2022 increased to $360.9 million from $200.5 million in the corresponding period in 2021. Time charter equivalent revenues (“TCE Revenues”) (as defined above) were $304.9 million compared to $156.4 million for the corresponding period in 2021, which is indicative of improved market conditions prevailing during the three month period ended March 31, 2022 compared to the corresponding period in 2021. As a result, the TCE rate for the first three months of 2022 was $27,405 compared to $15,462 for the corresponding period in 2021. Please refer to the table above for the calculation of the TCE Revenues and TCE and their reconciliation with Voyage Revenues, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Charter-in hire expenses: Charter-in hire expenses for the three months ended March 31, 2022 and 2021 were $4.0 million and $2.9 million, respectively. This increase is attributable to the increase in charter-in days to 199 in the first three months of 2022 from 175 in the corresponding period in 2021 as well as the increased charter-in rates prevailing during 2022.

Vessel operating expenses: For the three-months ended March 31, 2022 and 2021, vessel operating expenses were $57.5 million and $47.4 million, respectively, primarily driven by the increase in the average number of vessels in our fleet to 128.0 vessels in the first quarter of 2022 from 119.3 vessels for the respective quarter of 2021. Vessel operating expenses for the first quarter of 2022 included additional crew expenses related to the increased number and cost of crew changes performed during the period as a result of COVID-19 restrictions estimated to be $2.8 million. Vessel operating expenses for the first quarter of 2021 included COVID-19 related expenses estimated to be $1.3 million and pre-delivery and pre-joining expenses of $0.5 million.  The overall increase was mainly driven by higher repair and maintenance costs due to the preventive maintenance program of our fleet during the applicable period, so as to ensure quality service to our clients and minimize off hire time.

Dry docking expenses: During the three month period ended March 31, 2022, we incurred $8.7 million dry docking expenses mainly attributable to eight of our vessels that completed their periodic dry docking surveys within such period. During the first three months of 2021, we incurred $12.2 million dry-docking expenses mainly attributable to 12 of our vessels that completed their periodic dry docking surveys within such period.

Depreciation: Depreciation expense increased to $38.5 million for the three month period ended March 31, 2022, compared to $36.2 million for the corresponding period in 2021. The increase was mainly driven by the increase in the average number of vessels in 2022 compared to 2021 to 128.0 from 119.3 vessels, respectively.

Management fees: Management fees remained almost unchanged for the three month period ended March 31, 2022 at $4.8 million compared to $4.7 million for the corresponding period of 2021 due to the fact that there was no significant change in the daily cost provided under management agreements in effect during the abovementioned periods.

General and administrative expenses: General and administrative expenses for the three month period ended March 31, 2022 were $8.8 million compared to $7.3 million in the corresponding period in 2021 primarily due to the increase in the stock based compensation expense to $1.2 million from $0.3 million and the average number of vessels in our fleet as discussed above.

(Gain)/Loss on forward freight agreements and bunker swaps, net: For the three month period ended March 31, 2022, we incurred a net loss on FFAs and bunker swaps of $2.6 million, consisting of an unrealized loss of $4.0 million and a realized gain of $1.4 million. For the three month period ended March 31, 2021, we incurred a net loss on FFAs and bunker swaps of $2.1 million, consisting of an unrealized loss of $1.2 million and realized loss of $0.9 million.

Interest and finance costs net of interest and other income/(loss): Interest and finance costs net of interest and other income/(loss) for the first three month periods of 2022 and 2021 were $11.8 million and $12.7 million, respectively. This decrease is primarily attributable to the decline in the average interest rate on our outstanding indebtedness, mainly driven by the refinancing of certain of our debt agreements and the redemption of our outstanding 8.30% Senior Notes in July 2021, as well as the decrease in our weighted average outstanding debt balance during the corresponding periods.

Cash Flows
Net cash provided by operating activities for the first three months of 2022 and 2021 was $229.2 million and $79.2 million, respectively. This increase was primarily driven by the higher charter rates due to the improved market conditions that prevailed in the first quarter of 2022 compared to the corresponding period in 2021 and the higher average number of vessels in 2022 compared to 2021 as described above, and the decrease in our interest payments due to refinancing of certain of our debt agreements as well as the decrease in our weighted average outstanding debt balance during the corresponding periods.
Net cash used in investing activities for the first three months of 2022 and 2021 was $ 4.8 million and $60.3 million, respectively. The decrease was primarily attributable to cash paid in 2021 in connection with the acquisition of vessels as opposed to no vessel acquisitions taking place in 2022 as well as to lower capital expenditures for vessel upgrades paid in 2022 compared to relevant payments in 2021.
Net cash used in financing activities for the first three months of 2022 was $253.2 million compared to net cash used in financing activities of $7.9 million in the first three months of 2021. This variation was primarily driven by the dividend payments of $204.8 million made in the first three months of 2022 compared to no dividend payments made in corresponding period in 2021, and the fact that during the first three months of 2022 we had no proceeds for new debt agreements, compared to $36.0 million of debt net proceeds in the first quarter 2021.

Significant Accounting Policies and Critical Accounting Estimates

For a description of our critical accounting estimates and all of our significant accounting policies, see Note 2 to our audited financial statements and “Item 5 - Operating and Financial Review and Prospects,” included in our 2021 Annual Report. There have been no material changes from the “Critical Accounting Estimates” previously disclosed in our 2021 Annual Report.

STAR BULK CARRIERS CORP.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
Consolidated Balance Sheets as of December 31, 2021 and March 31, 2022 (unaudited)	F-2
Unaudited Interim Condensed Consolidated Income Statements for the three-month periods ended March 31, 2021 and 2022	F-3
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income/(Loss) for the three-month periods ended March 31, 2021 and 2022	F-4
Unaudited Interim Condensed Consolidated Statements of Stockholders’ Equity for the three-month periods ended March 31, 2021 and 2022	F-5
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the three-month periods ended March 31, 2021 and 2022	F-6
Notes to Unaudited Interim Condensed Consolidated Financial Statements	F-7

STAR BULK CARRIERS CORP.
Consolidated Balance Sheets
As of December 31, 2021 and March 31, 2022 (unaudited)
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)
	December 31, 2021	March 31, 2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$450,285	$424,124
Restricted cash, current (Notes 7 and 12)	20,965	18,261
Trade accounts receivable, net	81,061	86,821
Inventories (Note 4)	75,077	84,007
Due from managers	9,422	18
Due from related parties (Note 3)	242	766
Prepaid expenses and other receivables	28,659	25,807
Derivatives, current asset portion (Note 12)	1,996	8,904
Other current assets (Note 13)	15,217	15,193
Total Current Assets	682,924	663,901

FIXED ASSETS
Vessels and other fixed assets, net (Note 5)	3,013,038	2,982,610
Total Fixed Assets	3,013,038	2,982,610

OTHER NON-CURRENT ASSETS
Long term investment (Note 3)	1,567	1,550
Restricted cash, non-current (Notes 7 and 12)	2,021	2,021
Operating leases, right-of-use assets (Note 2)	48,256	45,572
Derivatives, non-current asset portion (Note 12)	6,913	15,040
TOTAL ASSETS	$3,754,719	$3,710,694

LIABILITIES & SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long-term bank loans (Note 7)	$156,701	$155,396
Lease financing short term (Note 6)	50,434	50,434
Accounts payable	21,837	40,702
Due to managers	3,885	8,474
Due to related parties (Note 3)	1,426	2,723
Accrued liabilities	30,810	35,141
Derivatives, current liability portion (Note 12)	743	3,098
Deferred revenue	24,960	15,822
Total Current Liabilities	290,796	311,790

NON-CURRENT LIABILITIES
Long-term bank loans, net of current portion and unamortized loan issuance costs of $10,853 and $9,862, as of December 31, 2021 and March 31, 2022, respectively (Note 7)	932,554	894,172
Lease financing long term, net of unamortized lease issuance costs of $5,318 and $4,979, as of December 31, 2021 and March 31, 2022, respectively (Note 6)	402,039	390,300
Operating lease liabilities (Note 2)	48,256	45,572
Other non-current liabilities	1,056	944
TOTAL LIABILITIES	1,674,701	1,642,778

COMMITMENTS & CONTINGENCIES (Note 11)

SHAREHOLDERS' EQUITY
Preferred Shares; $0.01 par value, authorized 25,000,000 shares; none issued or outstanding at December 31, 2021 and March 31, 2022, respectively (Note 8)	-	-
Common Shares, $0.01 par value, 300,000,000 shares authorized; 102,294,758 shares issued and outstanding as of December 31, 2021; 102,442,901 shares issued and outstanding as of March 31, 2022 (Note 8)	1,023	1,024
Additional paid in capital	2,618,319	2,623,816
Accumulated other comprehensive income/(loss)	6,933	23,537
Accumulated deficit	(546,257)	(580,461)
Total Shareholders' Equity	2,080,018	2,067,916
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,754,719	$3,710,694

The accompanying notes are integral part of these unaudited interim condensed consolidated financial statements

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Income Statements
For the three-month periods ended March 31, 2021 and 2022
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)
	Three months ended March 31,
	2021	2022

Revenues:
Voyage revenues (Note 13)	$200,467	$360,883

Expenses/(Income)
Voyage expenses (Note 3 )	40,052	53,404
Charter-in hire expenses (Note 3)	2,943	4,012
Vessel operating expenses	47,354	57,466
Dry docking expenses	12,191	8,727
Depreciation (Note 5)	36,233	38,461
Management fees (Note 3)	4,667	4,839
General and administrative expenses (Note 3)	7,297	8,765
(Gain)/Loss on time charter agreement termination	(1,102)	-
Other operational loss	1,340	614
Other operational gain	(1,017)	(267)
(Gain)/Loss on forward freight agreements and bunker swaps, net (Note 12)	2,085	2,623
Total operating expenses, net	152,043	178,644
Operating income / (loss)	48,424	182,239

Other Income/ (Expenses):
Interest and finance costs (Note 7)	(14,440)	(12,082)
Interest and other income/(loss)	1,750	261
Total other expenses, net	(12,690)	(11,821)

Income / (loss) before taxes and equity in income of investee	$35,734	$170,418
Income taxes	-	(37)
Income/(Loss) before equity in income of investee	35,734	170,381
Equity in income / (loss) of investee	29	(17)
Net income/(loss)	35,763	170,364
Earnings / (Loss) per share, basic and diluted	$0.36	$1.67
Weighted average number of shares outstanding, basic (Note 9)	98,712,581	101,981,583
Weighted average number of shares outstanding, diluted (Note 9)	99,019,944	102,257,673

The accompanying notes are integral part of these unaudited interim condensed consolidated financial statements

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income / (Loss)
For the three-month periods ended March 31, 2021 and 2022
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)
	Three months ended March 31,
	2021	2022
Net income / (loss)	$35,763	$170,364
Other comprehensive income / (loss):
Unrealized gains / losses from cash flow hedges:
Unrealized gain / (loss) from hedging interest rate swaps recognized in Other comprehensive income/(loss) before reclassifications	5,419	16,225
Less:
Reclassification adjustments of interest rate swap gain/(loss)	442	379
Other comprehensive income / (loss)	5,861	16,604
Total comprehensive income / (loss)	$41,624	$186,968

The accompanying notes are integral part of these unaudited interim condensed consolidated financial statements

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Stockholders’ Equity
For the three-month periods ended March 31, 2021 and 2022
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	Common Stock
	# of Shares	Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive income/(loss)	Accumulated deficit	Treasury stock	Total Shareholders' Equity
BALANCE, January 1, 2021	97,146,687	$971	$2,548,956	$(3,993)	$(996,314)	$(93)	$1,549,527
Net income / (loss)	-	-	-	-	35,763	-	35,763
Other comprehensive income / (loss)	-	-	-	5,861	-	-	5,861
Amortization of share-based compensation (Note 10)	-	-	313	-	-	-	313
Acquisition of Eneti vessels	2,649,203	27	39,646	-	-	-	39,673
Acquisition of ER vessels	2,100,000	21	22,152	-	-	-	22,173
Cancellation of treasury stock	(6,971)	-	(93)	-	-	93	-
BALANCE, March 31, 2021	101,888,919	$1,019	$2,610,974	$1,868	$(960,551)	$-	$1,653,310

BALANCE, January 1, 2022	102,294,758	$1,023	$2,618,319	$6,933	$(546,257)	$-	$2,080,018
Net income / (loss)	-	-	-	-	170,364	-	170,364
Other comprehensive income / (loss)	-	-	-	16,604	-	-	16,604
Issuance of vested and non-vested shares and amortization of share-based compensation (Note 10)	245	-	1,233	-	-	-	1,233
Dividend declared ($2.00 per share) (Note 8)	-	-	-	-	(204,568)	-	(204,568)
Equity offerings, net (Note 8)	147,898	1	4,349	-	-	-	4,350
Offering expenses	-	-	(85)	-	-	-	(85)
BALANCE, March 31, 2022	102,442,901	$1,024	$2,623,816	$23,537	$(580,461)	$-	$2,067,916

The accompanying notes are integral part of these unaudited interim condensed consolidated financial statements

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the three-month periods ended March 31, 2021 and 2022
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)
	Three months ended March 31,
	2021	2022
Cash Flows from Operating Activities:
Net income / (loss)	$35,763	$170,364
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Depreciation (Note 5)	36,233	38,461
Amortisation of fair value of below market time charters	(187)	-
Amortization of debt (loan, lease & notes) issuance costs (Note 7)	1,815	1,339
Share-based compensation (Note 10)	313	1,233
(Gain)/Loss on time charter agreement termination	(1,102)	-
Change in fair value of forward freight derivatives and bunker swaps (Note 12)	1,194	4,060
Other non-cash charges	(208)	(112)
Equity in income / (loss) of investee	(29)	17
Changes in operating assets and liabilities:
(Increase)/Decrease in:
Trade accounts receivable	(5,224)	(5,760)
Inventories	(12,778)	(8,930)
Prepaid expenses and other receivables	(8,710)	(173)
Derivatives asset	1	(136)
Due from related parties	(270)	(524)
Due from managers	358	9,404
Increase/(Decrease) in:
Accounts payable	13,483	18,014
Due to related parties	(240)	1,297
Accrued liabilities	8,913	5,151
Due to managers	7,079	4,589
Deferred revenue	2,772	(9,138)
Net cash provided by / (used in) Operating Activities	79,176	229,156

Cash Flows from Investing Activities:
Advances for vessels & vessel upgrades and other fixed assets	(64,831)	(6,414)
Hull and machinery insurance proceeds	4,544	1,600
Net cash provided by / (used in) Investing Activities	(60,287)	(4,814)

Cash Flows from Financing Activities:
Proceeds from bank loans, leases and notes	39,000	-
Loan and lease prepayments and repayments	(46,416)	(52,756)
Financing and debt extinguishment fees paid	(1,340)	-
Refund of financing premia	903
Dividends paid (Note 8)	-	(204,801)
Proceeds from issuance of common stock	-	4,350
Net cash provided by / (used in) Financing Activities	(7,853)	(253,207)

Net increase/(decrease) in cash and cash equivalents and restricted cash	11,036	(28,865)
Cash and cash equivalents and restricted cash at beginning of period	195,531	473,271

Cash and cash equivalents and restricted cash at end of period	$206,567	$444,406

SUPPLEMENTAL CASH FLOW INFORMATION:

Cash paid during the period for:
Interest	$12,283	$10,386
Non-cash investing and financing activities:
Shares issued in connection with vessel acquisitions	61,977	-
Vessel upgrades	2,876	1,619
Assumed debt upon acquisition	86,929	-

Reconciliation of (a) cash and cash equivalents, and restricted cash reported within the consolidated balance sheets to (b) the total amount of such items reported in the statements of cash flows:
Cash and cash equivalents	$189,127	$424,124
Restricted cash, current (Note 7)	12,419	18,261
Restricted cash, non-current (Note 7)	5,021	2,021
Cash and cash equivalents and restricted cash at end of period shown in the statement of cash flows	$206,567	$444,406

The accompanying notes are integral part of these unaudited interim condensed consolidated financial statements

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements March 31, 2022
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:
Star Bulk Carriers Corp. (“Star Bulk”) is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains offices in Athens, New York, Limassol, Singapore and Germany. Star Bulk’s common shares trade on the NASDAQ Global Select Market under the ticker symbol “SBLK”.
The unaudited interim condensed consolidated financial statements include the accounts of Star Bulk and its wholly owned subsidiaries (collectively, the “Company”) and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for annual financial statements.
These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements for the year ended December 31, 2021 and, in the opinion of management, reflect all normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the three-month period ended March 31, 2022 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2022.
The unaudited interim condensed consolidated financial statements presented in this report should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2021 included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 (the “2021 Annual Report”). The balance sheet as of December 31, 2021 has been derived from the audited consolidated financial statements as of that date, but, pursuant to the requirements for interim financial information, does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.
Unless otherwise defined herein, capitalized words and expressions used herein shall have the same meanings ascribed to them in the 2021 Annual Report.
On March 11, 2020, the World Health Organization declared the 2019 Novel Coronavirus (“COVID -19”) outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where the Company conducts a large part of its operations, implemented measures to combat the outbreak, such as quarantines and travel restrictions, which resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets.

The recent reopening of the global economy and consequent increased demand across all key dry bulk commodities has positively affected the Company’s revenues. On the other hand, as a result of COVID-19 restrictions imposed since 2020, additional crew expenses continue to be incurred.

There continues to be a high level of uncertainty relating to how the pandemic will evolve, including as a result of new COVID-19 variants, the availability of vaccines and their global deployment, the development of effective treatments, the imposition of effective public safety and other protective measures and the public's and government's responses to such measures. An increase in the severity or duration or a resurgence of the COVID-19 pandemic could have a material adverse effect on the Company’s business, results of operations, cash flows, financial condition, the carrying value of the Company’s assets, the fair values of the Company’s vessels, and the Company’s ability to pay dividends.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements March 31, 2022
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information - continued:
In addition, the geopolitical situation in Eastern Europe intensified in late February 2022, with the commencement of Russia’s military action against Ukraine. Political events and sanctions are continually changing and differ across the globe. The Company’s vessels Star Pavlina, Star Helena and Star Laura are currently berthed in three different ports of Ukraine, safely manned with Ukrainian crew. All three vessels, under charterers’ instructions, had arrived to load various grain cargos, well ahead of the commencement of the war activities, but at the time of the invasion, the loading operations were suspended by the port authorities. The Company had been intensively exploring options with the charterers to navigate the vessels safely out of the ports but unfortunately the ports were shut down and safe passages were impossible. An estimate of any potential impact cannot be made at this point of time. However, the Company does not expect such impact, if any, to be material, because in addition to standard industry vessel risk insurance, war risk insurance is in place for all three vessels and the applicable war risk insurers have confirmed that they hold the vessels covered at their current position in Ukraine, which includes Hull and Machinery and Increased Value insurance, Detention and Diversion Cover and War loss of Hire for 180 days. Furthermore, and to the extent that a court or tribunal has not declared the frustration of the charterparties for the above three vessels, as frustration is by operation of law, the Company believes that the vessels remain on hire and hire continues payable under the charterparty clauses. The situation continues to be closely monitored by management to ensure that the interests of all its stakeholders are safeguarded.

As of March 31, 2022, the Company owned a modern fleet of 128 dry bulk vessels consisting of Newcastlemax, Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax vessels with a carrying capacity between 52,425 deadweight tonnage (“dwt”) and 209,529 dwt, a combined carrying capacity of 14.1 million dwt and an average age of 10.1 years.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements March 31, 2022
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

2. Significant accounting policies and recent accounting pronouncements:
A summary of the Company’s significant accounting policies and recent accounting pronouncements is included in Note 2 to the Company’s consolidated financial statements included in the 2021 Annual Report. There have been no changes to the Company’s significant accounting policies and recent accounting pronouncements in the three-month period ended March 31, 2022.
The time charter-in payments required to be made after March 31, 2022, for the outstanding operating lease liabilities of the time charter-in agreements with an initial term exceeding 12 months, recognized on the balance sheet, as described in Note 2x) A) to the Company’s consolidated financial statements included in the 2021 Annual Report, are as follows:

Twelve month periods ending	Amount
March 31, 2023	$11,739
March 31, 2024	9,573
March 31, 2025	5,900
March 31, 2026	6,242
March 31, 2027	5,900
March 31, 2028 and thereafter	10,464
Total undiscounted lease payments	$49,818
Discount based on incremental borrowing rate	(4,716)
Present value of lease liability	45,102

The weighted average remaining lease term of these charter-in arrangements as of March 31, 2022 is 5.70 years.
The office rental payments required to be made after March 31, 2022, for the outstanding operating lease liabilities of the office rental arrangements, recognized on the balance sheet, as described in Note 2x) D) to the Company’s consolidated financial statements included in the 2021 Annual Report, are as follows:

Twelve month periods ending	Amount
March 31, 2023	$287
March 31, 2024	153
March 31, 2025	31
March 31, 2026	-
March 31, 2027	-
March 31, 2028 and thereafter	-
Total undiscounted lease payments	$471
Discount based on incremental borrowing rate	(1)
Present value of lease liability	470

The weighted average remaining lease term of these office rent arrangements as of March 31, 2022 is 1.81 years. Office rent expenses for the three-month periods ended March 31, 2021 and 2022 were $127 and $120, respectively.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements March 31, 2022
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

3. Transactions with Related Parties:
Details of the Company’s transactions with related parties did not change in the three-month period ended March 31, 2022 and are discussed in Note 3 of the Company’s consolidated financial statements for the year ended December 31, 2021, included in the 2021 Annual Report.
Transactions and balances with related parties are analyzed as follows:
Balance Sheets
	December 31, 2021	March 31, 2022
Due from related parties
Oceanbulk Maritime and its affiliates	$133	$242
Interchart	3	3
AOM	52	-
Starocean	34	34
Augustea Technoservices Ltd. and affiliates	-	487
Product Shipping & Trading S.A.	20	-
Due from related parties	$242	$766

Due to related parties
Combine Marine Ltd.	$18	$-
Management and Directors Fees	159	12
Hartree Marine Fuels LLC	-	1,293
Augustea Technoservices Ltd. and affiliates	877	-
Iblea Ship Management Limited	372	1,418
Due to related parties	$1,426	$2,723

Income Statements

Statements of Operations
	Three months ended March 31,
	2021	2022
Voyage expenses:
Voyage expenses-Interchart	$(945)	$(3,870)
Voyage expenses- Augustea Technoservices Ltd. and affiliates	(66)	-
Voyage expenses - Hartree Marine Fuels LLC	-	(3,659)
General and administrative expenses:
Consultancy fees	$(136)	$(137)
Directors compensation	(45)	(45)
Office rent - Combine Marine Ltd. & Alma Properties	(11)	(10)
General and administrative expenses - Oceanbulk Maritime and its affiliates	(49)	(52)
Management fees:
Management fees- Augustea Technoservices Ltd. and affiliates (f)	$(1,620)	$(1,122)
Management fees- Iblea Ship Management Limited	-	(400)
Charter-in hire expenses:
Charter - in hire expenses - AOM	$(1,761)	$-

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements March 31, 2022
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

4. Inventories:
The amounts shown in the consolidated balance sheets are analyzed as follows:
	December 31, 2021	March 31, 2022
Lubricants	$12,522	$13,775
Bunkers	62,555	70,232
Total	$75,077	$84,007

5. Vessels and other fixed assets, net:
The amounts in the consolidated balance sheets are analyzed as follows:
	Cost	Accumulated depreciation	Net Book Value
Balance, December 31, 2021	$3,818,440	$(805,402)	$3,013,038
- Acquisition of other fixed assets, vessel improvements and other vessel costs	8,033	-	8,033
- Depreciation for the period	-	(38,461)	(38,461)
Balance, March 31, 2022	$3,826,473	$(843,863)	$2,982,610

As of March 31, 2022, 87 of the Company’s 128 vessels, having a net carrying value of $2,101,608, serve as collateral under certain of the Company’s loan facilities and were subject to first-priority mortgages (Note 7). Title of ownership is held by the relevant lenders for another 35 vessels with a carrying value of $811,039 to secure the relevant sale and lease back financing transactions (Note 6). In addition, certain of the Company’s vessels having a net carrying value of $468,889 are subject to second-priority mortgages and serve as collateral under certain of the Company’s loan facilities (Note 7).

There was no change to the Company’s operating fleet during the three-month period ended March 31, 2022, while during this period the Company continued the technical upgrades to its fleet, such as the installation of ballast water treatment systems (“BWTS”)  and Energy Saving Devices (“ESD”).

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements March 31, 2022
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

6. Lease financing:
Details of the Company’s lease financings are discussed in Note 6 of the Company’s consolidated financial statements for the year ended December 31, 2021, included in the 2021 Annual Report.
All of the Company’s lease financings bear interest at LIBOR plus a margin. The corresponding interest expense of the Company’s bareboat lease financing activities is included within “Interest and finance costs” in the unaudited interim condensed consolidated income statements (Note 7).
Some of the Company’s lease financings contain financial and other covenants similar to those included in its credit facilities, as described in Note 7 below and in Note 7 of the Company’s consolidated financial statements for the year ended December 31, 2021, included in the 2021 Annual Report, with which, as of March 31, 2022, the Company was in compliance (Note 7).
The principal payments required to be made after March 31, 2022, for the Company’s outstanding finance lease obligations recognized on the balance sheet, as of that date, are as follows:

Twelve month periods ending	Amount
March 31, 2023	$50,434
March 31, 2024	47,934
March 31, 2025	46,798
March 31, 2026	81,301
March 31, 2027	97,236
March 31, 2028 and thereafter	122,010
Total bareboat lease minimum payments	$445,713
Unamortized lease issuance costs	(4,979)
Total bareboat lease minimum payments, net	$440,734
Lease financing short term	50,434
Lease financing long term, net of unamortized lease issuance costs	390,300

7. Long-term bank loans:
Details of the Company’s credit facilities and debt securities are discussed in Note 7 of the Company’s consolidated financial statements for the year ended December 31, 2021, included in the 2021 Annual Report.
In addition to the scheduled repayments during the three month period ended March 31, 2022, on March 24, 2022 the Company prepaid an amount of $4,100 corresponding to the outstanding loan amount of the vessel Star Omicron under the HSBC $80,000 Facility. Furthermore, as further discussed in Note 7 of the Company’s consolidated financial statements for the year ended December 31, 2021, included in the 2021 Annual Report, the HSBC Working Capital Facility, which had been subject to annual renewals from the lender, was not renewed in February 2022.
The Company’s credit facilities contain financial covenants and undertakings, a summary of which is included in Note 7 of the Company’s consolidated financial statements for the year ended December 31, 2021, included in the 2021 Annual Report.

As of December 31, 2021 and March 31, 2022, the Company was required to maintain minimum liquidity, not legally restricted, of $64,000, which is included within “Cash and cash equivalents” in the consolidated balance sheets. In addition, as of December 31, 2021 and March 31, 2022, the Company was required to maintain a minimum liquidity, legally restricted, of $22,986 and $20,282, respectively, which is included within “Restricted cash, current and non-current” in the consolidated balance sheets. The decrease in restricted cash is attributable to the decrease in collateral required under certain of the Company’s financial instruments (Note 12).

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements March 31, 2022
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

7. Long-term bank loans - continued:

As of March 31, 2022, the Company was in compliance with the applicable financial and other covenants contained in its debt agreements and lease financings described in Note 6.
The principal payments required to be made after March 31, 2022 for all of the then-outstanding bank debt, are as follows:
Twelve month periods ending	Amount
March 31, 2023	$155,396
March 31, 2024	244,901
March 31, 2025	211,705
March 31, 2026	174,445
March 31, 2027	210,540
March 31, 2028 and thereafter	62,443
Total Long-term bank loans	$1,059,430
Unamortized loan issuance costs	(9,862)
Total Long-term bank loans, net	$1,049,568
Current portion of long-term bank loans	155,396
Long-term bank loans, net of current portion and unamortized loan issuance costs	894,172

All of the Company’s bank loans and applicable lease financings bear interest at LIBOR plus a margin, except for the DSF $55,000 Facility (Note 12).The weighted average interest rate (including the margin) related to the Company’s existing bank loans and lease financings for the three-month periods ended March 31, 2021 and 2022 was 3.06% and 2.74%, respectively.
The amounts of “Interest and finance costs” included in the unaudited interim condensed consolidated income statements are analyzed as follows:
	Three months ended March 31
	2021	2022
Interest on financing agreements	$11,850	$10,046
Reclassification adjustments of interest rate swap loss/(gain) transferred to Interest and finance costs from Other Comprehensive Income (Note 12)	442	379
Amortization of debt (loan, lease & notes) issuance costs	1,815	1,339
Other bank and finance charges	333	318
Interest and finance costs	$14,440	$12,082

8. Preferred and Common Shares and Additional Paid-in Capital:
Details of the Company’s preferred shares and common shares are discussed in Note 8 of the Company’s consolidated financial statements for the year ended December 31, 2021, included in the 2021 Annual Report.
During the three months ended March 31, 2022, the Company issued and sold 147,898 common shares through the effective at-the-market offering programs for net proceeds of $4,350. In addition, 245 common shares were issued under the Company’s Equity Incentive Plans, as defined in Note 10 of the Company’s consolidated financial statements for the year ended December 31, 2021, included in the 2021 Annual Report.
Pursuant to its dividend policy during the three month period ended March 31, 2022, the Company declared and paid a cash dividend of $204,568 (or $2.00 per common share) for the fourth quarter of 2021.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements March 31, 2022
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

9. Earnings per Share:
The computation of basic earnings per share is based on the weighted average number of common shares outstanding for the three-month periods ended March 31, 2021 and 2022. The calculation of basic earnings per share does not consider the non-vested shares as outstanding until the time-based vesting restriction has lapsed. Diluted earnings per share gives effect to stock awards, stock options and restricted stock units using the treasury stock method, unless the impact is anti-dilutive.
The Company calculates basic and diluted earnings per share as follows:
	Three months ended March 31,
	2021	2022
Income / (Loss) :
Net income / (loss)	$35,763	$170,364

Basic earnings / (loss) per share:
Weighted average common shares outstanding, basic	98,712,581	101,981,583
Basic earnings / (loss) per share	$0.36	$1.67

Effect of dilutive securities:
Dillutive effect of non vested shares	307,363	276,090
Weighted average common shares outstanding, diluted	99,019,944	102,257,673

Diluted earnings / (loss) per share	$0.36	$1.67

10. Equity Incentive Plans:
Details of the Company’s equity incentive plans and share awards granted through December 31, 2021, are discussed in Note 10 of the Company’s consolidated financial statements for the year ended December 31, 2021, included in the 2021 Annual Report.
The stock based compensation cost for the three month period ended March 31, 2021 amounted to $313. The stock based compensation cost for the three month period ended March 31, 2022 amounted to $1,233 and included an amount of $770 recognized in connection with the scrubber incentive award approved on June 7, 2021 (as further described in Note 10 of the Company’s consolidated financial statements for the year ended December 31, 2021, included in the 2021 Annual Report). The respective charge was calculated based on the Company’s estimate of the intrinsic value of the award basis March 31, 2022 VLSFO-HSFO spread and assuming 5% of scrubber savings to be awarded by the Board of Directors.
A summary of the status of the Company’s non-vested restricted shares as of March 31, 2022 and the movement during the three-month period ended March 31, 2022 is presented below.
	Number of shares	Weighted Average Grant Date Fair Value
Unvested as at January 1, 2022	335,329	$10.65
Granted	-	-
Vested	-	-
Unvested as at March 31, 2022	335,329	$10.65

As of March 31, 2022, the estimated compensation cost relating to non-vested restricted share awards not yet recognized is $6,889 (including the scrubber incentive award) and is expected to be recognized over the weighted average period of 2.53 years. During the three month period ended March 31, 2022 the Company paid $671 for dividends to non-vested shares.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements March 31, 2022
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

11. Commitments and Contingencies:
a) Commitments:
The following tables set forth inflows and outflows related to the Company’s charter party arrangements and other commitments, as at March 31, 2022.
Charter party arrangements:
	Twelve month periods ending March 31,
+ inflows/ - outflows	Total	2023	2024	2025	2026	2027	2028 and thereafter
Future, minimum, non-cancellable charter revenue (1)	$68,459	$68,459	$-	$-	$-	$-	$-

Total	$68,459	$68,459	$-	$-	$-	$-	$-

(1)
The amounts represent the minimum contractual charter revenues to be generated from the existing, as of March 31, 2022, non-cancellable time charter agreements, until their expiration, net of address commission, assuming no off-hire days other than those related to scheduled interim and special surveys of the vessels.

Other commitments:

	Twelve month periods ending March 31,
+ inflows/ - outflows	Total	2023	2024	2025	2026	2027	2028 and thereafter
Vessel BWTS and ESD (1)	(19,558)	(17,154)	(2,404)	-	-	-	-

Total	$(19,558)	$(17,154)	$(2,404)	$-	$-	$-	$-

(1)	The amounts represent the Company’s commitments as of March 31, 2022, for vessel upgrades (BWTS and ESD).

b) Legal proceedings
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels.  The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure.  Currently, management is not aware of, and has not accrued for, any such claims or contingent liabilities requiring disclosure in the unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements March 31, 2022
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

12. Fair value measurements and Hedging:
Interest rate swaps
The Company from time to time enters into interest rate derivative contracts to manage interest costs and risks associated with changing interest rates with respect to certain of its credit facilities. Details of the Company’s interest rate swaps are discussed in Note 17 of the Company’s consolidated financial statements for the year ended December 31, 2021, included in the 2021 Annual Report.
The Company’s interest rate swaps were designated and qualified as cash flow hedges. The effective portion of the unrealized gains/losses from those swaps is recorded in Other Comprehensive Income / (Loss). No portion of the cash flow hedges was ineffective during the three-month periods ended March 31, 2021 and 2022.

A gain of approximately $10,030 in connection with the interest rate swaps is expected to be reclassified into earnings during the following 12-month period when realized.

Freight Derivatives and Bunker Swaps
During the year ended December 31, 2021 and the three-month period ended March 31, 2022, the Company entered into a number of freight derivatives, including freight forward agreements (“FFAs”), freight options and bunker swaps, the results of which for the three-month periods ended March 31, 2021 and 2022 and the valuation of their open positions as at December 31, 2021 and March 31, 2022 are presented in the tables below.
The amounts of Gain / (Loss) on interest rate swaps, freight derivatives and bunker swaps recognized in the unaudited interim condensed consolidated income statements, are analyzed as follows:
	Three months ended March 31,
	2021	2022
Consolidated Statement of Operations

Interest and finance costs
Reclassification adjustments of interest rate swap loss/(gain) transferred to Interest and finance costs from Other comprehensive income/(loss) (Note 7)	(442)	(379)
Total Gain/(loss) recognized	$(442)	$(379)

Gain/(loss) on forward freight agreements and bunker swaps, net
Realized gain/(loss) on forward freight agreements and freight options	(891)	5,523
Realized gain/(loss) on bunker swaps	-	(4,086)
Unrealized gain/(loss) on forward freight agreements and freight options	(1,194)	(4,353)
Unrealized gain/(loss) on bunker swaps	-	293
Total Gain/(loss) recognized	$(2,085)	$(2,623)

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements March 31, 2022
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

12. Fair value measurements and Hedging - continued:
The following table summarizes the valuation of the Company’s financial instruments as of December 31, 2021 and March 31, 2022. The fair value of freight derivatives and bunker swaps was determined through Level 1 inputs of the fair value hierarchy (quoted prices from the applicable exchanges such as London Clearing House (LCH) or Singapore Exchange (SGX)), while the fair value of the interest rate swaps was determined through Level 2 inputs of the fair value hierarchy (such as interest rate curves).
		Significant Other Observable Inputs (Level 2)
		December 31, 2021		March 31, 2022
Balance Sheet Location		(not designated as cash flow hedges)	(designated as cash flow hedges)	(not designated as cash flow hedges)	(designated as cash flow hedges)
ASSETS
Forward freight agreements - current	Derivatives, current asset portion	$1,440	-	$-	222
Bunker swaps - current	Derivatives, current asset portion	$7	-	$-	-
Forward freight agreements - non-current	Derivatives, non-current asset portion	$150	-	$-	113
Total		$1,597	-	$-	334
LIABILITIES
Forward freight agreements - current	Derivatives, current asset portion	$-	-	$-	3,098
Bunker swaps - current	Derivatives, current asset portion	$300	-	$-	-
Total		$300	-	$-	3,098

		Significant Other Observable Inputs (Level 2)
		December 31, 2021		March 31, 2022
Balance Sheet Location		(not designated as cash flow hedges)	(designated as cash flow hedges)	(not designated as cash flow hedges)	(designated as cash flow hedges)
ASSETS
Interest rate swaps - current	Derivatives, current asset portion	$-	549	$-	8,682
Interest rate swaps - non-current	Derivatives, non-current asset portion	$-	6,763	$-	14,927
Total		$-	7,312	$-	23,609
LIABILITIES
Interest rate swaps - current	Derivatives, current liability portion	$-	443	$-	-
Total		$-	443	$-	-

Certain of the Company’s financial instruments discussed above require the Company to periodically post additional collateral depending on the level of any open position under such financial instruments, which as of December 31, 2021 and March 31, 2022 amounted to $10,128 and $7,295, respectively, and are included within “Restricted cash, current” in the consolidated balance sheets (Note 7).
The carrying values of temporary cash investments, restricted cash, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair value of long-term bank loans and financing under bareboat leases (Level 2), bearing interest at variable interest rates, approximates their recorded values as of March 31, 2022, due to the variable interest rate nature thereof. The fair value of the DSF $55,000 Facility (Note 7) as of March 31, 2022, measured through level 2 inputs (such as interest rate curves) is $48,384, which is $270 lower than the loan’s book value of $48,654.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements March 31, 2022
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

13. Voyage revenues:

The following table shows the voyage revenues earned from time charters, voyage charters and pool agreements for the three-month periods ended March 31, 2021 and 2022, as presented in the consolidated income statements:

	Three months ended March 31,
	2021	2022

Time charters	$95,087	$198,630
Voyage charters	105,897	158,292
Pool revenues	(517)	3,961
	$200,467	$360,883

As of March 31, 2022, trade accounts receivable, (excluding the provision for doubtful debt) increased by $5,548, and deferred revenue decreased by $9,138 compared to December 31, 2021. These changes were mainly attributable to the timing of collections.

Further, as of March 31, 2022, deferred assets related to revenue contracts (included within “Other current assets” in the consolidated balance sheets) remained almost unchanged compared to December 31, 2021, from $4,923 to $4,931. The outstanding balance is mainly affected by the timing of commencement of revenue recognition.

Under ASC 606, unearned voyage charter revenue represents the consideration received for undelivered performance obligations. The Company recorded $24,960 as unearned revenue related to voyages in progress as of December 31, 2021, which were recognized in earnings in the three month period ended March 31, 2022 as the performance obligations were satisfied in that period. In addition, the Company recorded $15,822 as unearned revenue related to voyages in progress as of March 31, 2022, which will be recognized in earnings during the remaining of the year ending December 31, 2022 as the performance obligations will be satisfied during that period.

The adjustment to Company’s revenues from the vessels operating in the CCL Pool, deriving from the allocated pool result for those vessels as determined in accordance with the agreed-upon formula, for the three-month periods ended March 31, 2021 and 2022 was ($320) and $3,962, respectively, and is included within “Pool Revenues” in the table above, while the corresponding adjustment to Company’s revenues from the Short Pool for the three-month periods ended March 31, 2021 and 2022 was ($171) and $147 and is included within “Pool Revenues” in the table above. Pool Revenues also include other minor participation adjustments.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements March 31, 2022
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

14. Subsequent Events:
•
On May 24, 2022, pursuant to the Company’s dividend policy, the Company’s Board of Directors declared a quarterly cash dividend of $1.65 per share payable on or about June 16, 2022 to all shareholders of record as of June 3, 2022. The ex-dividend date is expected to be June 2, 2022.

•
Subsequent to March 31, 2022, the Company issued and sold 506,792 common shares through the effective at-the-market offering programs for net proceeds of $15,442. In addition, subsequent to March 31, 2022, the Company repurchased 450,011 shares under the authorized share repurchase program (the “Share Repurchase Program”) in open market transactions at an average price of $26.07 per share, for an aggregate consideration of $11,731. The repurchased shares were cancelled and removed from the Company’s share capital.

•
On May 24, 2022, the Company repaid the outstanding amounts of $83.6 million under the lease agreements of the Eneti Acquisition Vessels acquired in February 2021. The Company has received credit committee approval from a major European Bank for an amount of up to $100.0 million to replenish the cash used for the prepayment of the outstanding lease amounts of the aforementioned vessels and refinance two additional vessels with an outstanding debt balance of $16.1 million as of the date of the Company’s unaudited interim condensed consolidated financial statements for the three months ended March 31, 2022.

•
Subsequent to March 31, 2022, the Company's Board of Directors adopted the 2022 Equity Incentive Plan (the “2022 Plan”) and reserved for issuance 810,000 common shares thereunder, all of which were granted to certain directors, officers and employees.